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SEC FILE NUMBER
8-33359

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received
MAR 01 2018
WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch Professional Clearing Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York (City) **New York** (State) **10036** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lizbeth Applebaum **(212) 449-4414**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017-6204 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).

BW RMS

Affirmation

I, Lizbeth Applebaum, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm Merrill Lynch Professional Clearing Corp. (the "Company") as of December 31, 2017, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Date 2/27/18

Chief Financial Officer

Title

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS.:

Subscribed and sworn to before me
on this 27th day of February, 2018

Notary Public

MARK F BOROWSKI
Notary Public - State of New York
No. 01BO4905960
Qualified in Queens County
My Commission Expires Sept. 21, 2021

Merrill Lynch Professional Clearing Corp.
Table of Contents (Confidential)
December 31, 2017

This report contains (check all applicable boxes):**

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

(S.E.C. I.D. No. 8-33359)

BALANCE SHEET
DECEMBER 31, 2017

* * * * * * *

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

Merrill Lynch Professional Clearing Corp.
Table of Contents
December 31, 2017

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Merrill Lynch Professional Clearing Corp.:

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Merrill Lynch Professional Clearing Corp. ("the Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2009.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Merrill Lynch Professional Clearing Corp.
Balance Sheet
As of December 31, 2017

(Dollars in thousands, except share and per share amounts)	
Assets	
Cash	$ 47,407
Cash segregated for regulatory purposes or deposited with clearing organizations	26,972
Securities financing transactions	
Receivables under resale agreements	9,811,244
Receivables under securities borrowed transactions	17,975,184
	27,786,428
Other receivables	
Customers	13,477,211
Brokers and dealers	28,280,303
Interest and other	96,534
	41,854,048
Goodwill	72,000
Other assets	569
Total Assets	**$ 69,787,424**
Liabilities and Stockholders' Equity	
Liabilities	
Securities financing transactions	
Payables under securities loaned transactions	$ 33,988,659
Other payables	
Customers	19,683,501
Brokers and dealers	2,227,067
Loans due to affiliates	8,788,101
Interest and other	315,922
	31,014,591
Subordinated borrowings	1,500,000
Commitments and contingencies (see note 7)	
Total Liabilities	66,503,250
Stockholders' Equity	
Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 1,115 shares issued and outstanding	1,115
Common stock, par value $1 per share; 50,000 shares authorized; 2,000 shares issued and outstanding	2
Paid-in capital	2,119,013
Retained earnings	1,164,044
Total Stockholders' Equity	3,284,174
Total Liabilities and Stockholders' Equity	**$ 69,787,424**

The accompanying notes are an integral part of this Balance Sheet

Merrill Lynch Professional Clearing Corp.
Notes to Balance Sheet
As of December 31, 2017

1. Summary of Significant Accounting Policies

Description of Business

Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority. The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. The Company provides prime brokerage services such as margin lending, securities financing, and clearing and settlement to broker-dealers, introducing broker-dealers and other professional trading entities on a fully disclosed basis. The Company is guaranteed by and is a wholly-owned subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). Additionally, MLPF&S is a wholly-owned indirect subsidiary of NB Holdings Corporation ("NB Holdings"), which is a wholly-owned subsidiary of Bank of America Corporation ("Bank of America").

In July 2015, Bank of America announced a decision to separate the broker-dealer activities currently operating through MLPF&S into two distinct legal entities. Institutional clients currently transacting through MLPF&S will move to a new broker-dealer entity, BofAML Securities, Inc. ("BofAMLS"), which is also a wholly-owned, indirect subsidiary of Bank of America. The migration of institutional broker-dealer activities to BofAMLS is subject to regulatory approvals and is intended to conclude during the second quarter of 2018. When the migration of institutional broker-dealer activities occurs, the Company will become a wholly-owned subsidiary of BofAMLS, and BofAMLS will become the Company's guarantor.

Basis of Presentation

The Balance Sheet is presented in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). The Balance Sheet is presented in U.S. dollars.

Change in Tax Law

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (the "Tax Act") which made significant changes to U.S. federal income tax law, including, among other things, reducing the statutory corporate income tax rate to 21 percent from 35 percent. On the same date, the SEC issued Staff Accounting Bulletin No. 118, which specifies, among other things, that reasonable estimates of the income tax effects of the Tax Act should be used, if determinable. The Company has accounted for the effects of the Tax Act using reasonable estimates based on currently available information and its interpretations thereof. This accounting may change due to, among other things, changes in interpretations that the Company has made and the issuance of new tax or accounting guidance. U.S. GAAP requires that the effects of a change in tax rate from revaluing deferred tax assets and deferred tax liabilities be recognized upon enactment.

Use of Estimates
In presenting the Balance Sheet, management makes estimates including the following;

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of pending litigation;
- The calculation of and ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill;
- The calculation of incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Balance Sheet, and it is possible that such changes could occur in the near term. A discussion of certain areas in which estimates are a significant component of the amounts reported in the Balance Sheet follows:

Fair Value of Financial Instruments
Accounting Standards Codification ("ASC") 825-10-50 - *Financial Instruments*, requires disclosure of the fair value of certain financial instruments. The Company classifies its fair value measurements of financial instruments based on the three-level fair value hierarchy in ASC 820, *Fair Value Measurements and Disclosures*: Level 1 consist of unadjusted quoted prices in active markets for identical assets or liabilities, Level 2 consist of observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and Level 3 consist of unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. The level in the fair value hierarchy in which the Company's financial instruments are categorized is disclosed in the Balance Sheet Captions section.

The company had no assets and liabilities measured at fair value as of December 31, 2017.

Legal Reserves
The Company is occasionally a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management,

it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the maximum or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel handling the matter. See Note 7 for further information.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may consider various sources of evidence in assessing the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax allocation agreement. The Company has concluded that deferred tax assets are more-likely-than-not to be fully utilized, based on the projected level of future taxable income of the Company and Bank of America, which is relevant due to the intercompany tax allocation agreement. For this purpose, future taxable income was projected based on forecasts, historical earnings after adjusting for past market disruptions and the anticipated impact of the differences between pre-tax earnings and taxable income.

The Company recognizes and measures its unrecognized tax benefits ("UTBs") in accordance with Income Tax Accounting. The Company estimates the likelihood, based on technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to a Bank of America state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's Balance Sheet. However, upon Bank of America's resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's Balance Sheet.

Under the intercompany allocation agreements, tax benefits associated with NOLs (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns.

In addition, under this agreement, substantially all current and deferred income taxes (federal, combined and unitary state) are recorded as income tax payable due to affiliate, which are included on the Balance Sheet within *Interest and other payables* and settled on at least a semi-annual basis. See Note 10 for further discussion of income taxes.

Balance Sheet Captions
The following are descriptions related to specific balance sheet captions.

Cash
The Company defines cash as currency on hand and demand deposits with banks or other financial institutions. The amounts recognized for cash on the Balance Sheet approximates fair value. Cash is classified as Level 1 in the fair value hierarchy.

Cash Segregated for Regulatory Purposes or Deposited with Clearing Organizations
The Company maintains relationships with clients and therefore is obligated by rules mandated by its primary regulators, including the SEC and the CFTC, to segregate client funds or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect client assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts included in *Cash segregated for regulatory purposes or deposited with clearing organizations* on the Balance Sheet approximates fair value. Cash segregated for regulatory purposes or deposited with clearing organizations is classified as Level 1 in the fair value hierarchy.

Securities Financing Transactions
All resale agreements are transacted with affiliates and are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest, which approximate fair value. The fair value of these items are not materially sensitive to shifts in market interest rates because of the short-term nature of the instruments and/or their variable interest rates or to credit risk because the resale agreements are substantially collateralized. Resale agreements are classified as Level 2 in the fair value hierarchy.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule"), which may require the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. As of December 31, 2017, the Company had $510 million of securities received under resale agreements that were segregated in its special reserve bank accounts. See Note 12 for further information.

In addition, the Company may use the collateral held for resale agreements to meet margin requirements with the Options Clearing Corporation, cover clients' short positions, and meet liquidity needs. As of December 31, 2017, the Company deposited securities received under resale agreements totaling $2.5 billion with the Options Clearing Corporation to satisfy its clearing fund and daily margin requirements. See Note 7 for additional information.

All securities borrowed and loaned transactions are transacted with affiliates and are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized. Where appropriate, certain securities borrowed and securities loaned transactions with affiliates are reported on a net basis on the Balance Sheet. Securities borrowed and loaned transactions are classified as Level 2 in the fair value hierarchy.

For securities financing transactions, the Company's policy is to monitor the market value of the principal amount loaned and obtain collateral from or return collateral pledged to counterparties, where appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions; therefore, an allowance for loan losses are only required in rare circumstances.

All securities financing activities are transacted under master repurchase agreements or master securities lending agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. See Note 4 for additional information on securities financing arrangements.

Other Receivables and Payables–Customers and Brokers and Dealers Balances
Customers and brokers and dealers securities transactions are recorded on a settlement date basis. Receivables from and payables to customers and brokers and dealers include amounts due on cash and margin accounts, primarily comprised of margin loans and client cash balances held by the Company. Due to their short-term nature, such amounts approximate fair value. Receivables from and payables to customers and brokers and dealers are primarily classified as Level 2 in the fair value hierarchy.

Receivables from and payables to brokers and dealers also include amounts due on clients' futures accounts and unsettled trades (i.e. failed to deliver and failed to receive). In addition, receivables from brokers and dealers reflect customer related cash held in

omnibus, settlement and custody accounts with MLPF&S, net of omnibus financing transactions.

Customer and broker and dealer margin loan transactions are those in which the Company makes a loan to a client to finance the client's purchase of securities. These transactions are conducted through margin accounts. In these transactions, the customers and brokers and dealers are required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are only required in rare circumstances. As of December 31, 2017, no loan loss reserves were recorded.

Securities owned by customers and brokers and dealers, including those that collateralize margin loans or other similar transactions, are not reflected on the Balance Sheet of the Company.

Other Receivables and Payables–Interest and Other
Interest and other receivables include interest receivable on customers and brokers and dealers margin account balances and securities financing transactions. Also included are receivables from commission and fees, pass-through exchange fees owed by clients, receivables from dividends and other receivables. Interest and other payables primarily includes interest payable on client margin account balances and securities financing transactions. Also included are amounts payable for dividends, taxes, exchange fees, and accrued expenses.

Other Payables–Loans Due to Affiliates
The Company maintains multiple unsecured revolving senior credit facilities with two affiliates, Bank of America and NB Holdings, to meet funding needs. See Note 2 for more information.

Goodwill
Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for impairment on an annual basis which for the Company is performed as of June 30th, or when events or circumstances indicate a potential impairment at the reporting unit level in accordance with ASC 350, *Intangibles-Goodwill and Other* ("Goodwill and Intangible Assets Accounting"). As permitted under Goodwill and Intangible Assets Accounting, the Company performs a qualitative assessment to evaluate goodwill for impairment. Qualitative factors considered in this assessment include the Company's financial performance, customer base, liquidity and other relevant events affecting the Company.

Based on the qualitative assessment, the Company concluded that it was more likely than not that the fair value was greater than the carrying value, and as a result, determined that

there was no impairment of goodwill as of the annual test date.

Other Assets
Other assets consist primarily of equipment, leasehold improvements, exchange memberships, and other investments and receivables.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Subordinated Borrowings
Funding is obtained through loans from NB Holdings. See Note 5 for more information.

New Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") issued new accounting guidance effective on January 1, 2018, with early adoption permitted, for the classification of certain cash receipts and cash payments, including changes in restricted cash, in the statement of cash flows. This new accounting guidance will result in some changes in classification in the Statement of Cash Flows and will not have any material impact on the Company's Balance Sheet.

Effective January 1, 2017, the Company adopted the new accounting standard that simplifies certain aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The new guidance was effective on January 1, 2017 and did not have an impact on the Company's Balance Sheet.

Effective January 1, 2018, the Company adopted the new accounting standard for recognizing revenue from contracts with customers. The new standard does not impact the timing or measurement of the Company's revenue recognition as it is consistent with the Company's existing accounting for contracts within the scope of the new standard. The new accounting standard does not have a material impact on the Company's financial position or results of operations and will not have a material impact on the disclosures in the notes to the Balance Sheet.

The FASB issued a new accounting standard on recognition and measurement of financial instruments, including certain equity investments and financial liabilities recorded at fair value under the fair value option. Bank of America and the Company fully adopted the new guidance on January 1, 2018, which will not have a material impact on the Company's Balance Sheet.

The FASB issued a new accounting standard effective on January 1, 2019 with early adoption permitted, that addresses certain tax effects in accumulated other comprehensive income (OCI) related to the Tax Act. The Company believes the impact of this new standard is not material and is assessing the timing of the adoption.

The FASB issued a new accounting standard effective on January 1, 2019 that requires substantially all leases to be recorded as assets and liabilities on the balance sheet. On January 5, 2018, the FASB issued an exposure draft proposing an amendment to the standard that, if approved, would permit companies an option to apply the provisions of the new lease standard either prospectively as of the effective date, without adjusting comparative periods presented, or using a modified retrospective transition applicable to all prior periods presented. The Company is in the process of reviewing its existing lease portfolios, including certain service contracts for embedded leases, to evaluate the impact of the standard on the Balance Sheet.

The FASB issued a new accounting standard effective on January 1, 2020, with early adoption permitted on January 1, 2019, that will require the earlier recognition of credit losses on loans and other financial instruments based on an expected loss model, replacing the incurred loss model that is currently in use. The standard also requires expanded credit quality disclosures, including credit quality indicators disaggregated by vintage. The Company is in the process of evaluating the impact of the provisions of this new accounting guidance.

2. Related Party Transactions

The Company has entered into various transactions with MLPF&S, Bank of America, NB Holdings, and other companies affiliated by common ownership.

Related party receivables primarily consist of receivables under resale agreements entered into with an affiliate to satisfy the reserve requirement pursuant to SEC Rule 15c3-3, cover client short sales, meet margin requirements with clearing organizations, and meet liquidity requirements. It also includes securities borrowed transactions entered into with affiliates to obtain securities to settle client short sale transactions.

In addition, the Company maintains omnibus, settlement and custody accounts at MLPF&S for clients' securities and futures transactions. These account balances are included within *Other Receivables – Brokers and Dealers*.

Related party payables primarily consist of securities loaned transactions with MLPF&S and other affiliates to finance client activities, unsecured lines of credit (described below), subordinated borrowings with NB Holdings (see Note 5 for more information), and other payables to affiliates, which includes income taxes. It also includes settlement and custody

accounts maintained at MLPF&S, which are included within *Other Payables – Brokers and Dealers.*

The Company has established unsecured borrowing agreements with Bank of America and NB Holdings in the normal course of business. Amounts outstanding under these arrangements are included within *Loans due to affiliates* on the Company's Balance Sheet. The arrangements are summarized below:

The Company has a $7.5 billion committed six month revolving senior unsecured line of credit with NB Holdings. Interest on this line of credit is based on prevailing short-term market rates. This facility will mature on August 1, 2018 and will automatically be extended semi-annually unless specific actions are taken 180 days prior to the maturity date. At December 31, 2017, $5.9 billion was outstanding on this line of credit.

The Company has a $5.0 billion uncommitted six month revolving senior unsecured line of credit with NB Holdings. Interest on this line of credit is based on prevailing short-term market rates. This facility will mature on August 1, 2018 and will automatically be extended semi-annually unless specific actions are taken 180 days prior to the maturity date. At December 31, 2017, $2.6 billion was outstanding on this line of credit.

The Company has a $1.0 billion uncommitted six month revolving senior unsecured line of credit with Bank of America. Interest on this line of credit is based on prevailing short-term market rates. This facility will mature on August 1, 2018 and will automatically be extended semi-annually unless specific actions are taken 180 days prior to the maturity date. At December 31, 2017, $0.3 billion was outstanding on this line of credit.

The following two tables summarize related party balances included in the respective balance sheet statement captions.

(Dollars in thousands)		
Related party receivables are comprised of:		
Cash	$	1,130
Receivables under resale agreements		9,811,244
Receivables under securities borrowed transactions		17,975,184
Receivables from brokers and dealers		12,038,324
Interest and other		26,377
	$	39,852,259

(Dollars in thousands)

Related party payables are comprised of:		
Payables under securities loaned transactions	$	33,988,659
Payable to brokers and dealers		424,997
Interest and Other		197,207
Loans due to affiliates		8,788,101
Subordinated borrowings		1,500,000
	$	44,898,964

3. Trading Activities

Trading Risk Management

The clearance, settlement, and financing of client trading activities subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

Global Risk Management is responsible for providing senior management with a clear and comprehensive understanding of the trading risks to which Bank of America is exposed. These responsibilities include ownership of market risk policy, developing and maintaining quantitative risk models, calculating aggregated risk measures, establishing and monitoring position limits consistent with risk appetite, conducting daily reviews and analysis of trading inventory, approving material risk exposures and fulfilling regulatory requirements.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America has in place a Subsidiary Governance Policy, to which the Company complies. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting and risk management practices for Bank of America's subsidiaries.

Market Risk

Market risk is the risk that changes in market conditions may adversely impacting the value of assets or liabilities.

The majority of this risk is generated by the services the Company provides to its prime brokerage clients, including margin lending and securities financing. In addition, the value of assets and liabilities could change due to market liquidity, correlations across markets and expectations of market volatility. The Company seeks to manage these risk exposures by using a variety of techniques that encompass a broad range of financial instruments.

Market Liquidity Risk
Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes the Company to the risk that the Company will not be able to transact business and execute trades in an orderly manner, which may impact results. This impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments.

Liquidity Risk
Liquidity Risk is the inability to meet expected or unexpected cash flow and collateral needs while continuing to support the Company's business and customer needs, under a range of economic conditions. The Company's primary liquidity risk management objective is to meet all contractual and contingent financial obligations at all times, including during periods of stress. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains liquidity and access to diverse funding sources and seeks to align liquidity-related incentives and risks.

Liquidity is defined as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as those obligations arise.

In addition, the Company is supported through committed and uncommitted borrowing arrangements with various affiliates (see Note 2 for more information).

Interest Rate Risk
Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. The Company's exposure to changes in interest rates arises primarily in connection with financing client transactions. The Company is not significantly exposed to interest rate movements due to the short-term nature of these exposures; additionally, the benchmark interest rates on the Company's interest bearing assets and liabilities are generally matched.

Foreign Exchange Risk
Foreign exchange risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments and future cash flows denominated in currencies other than the U.S. dollar. The type of instruments exposed to this risk primarily includes foreign currency denominated margin debit and credit balances. Hedging instruments used to mitigate this risk includes foreign currency denominated debt and foreign exchange spot contracts.

Counterparty Credit Risk
The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk"). The Company has established

policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company clears, settles, and finances various customer and brokers and dealers securities and futures transactions. These activities may expose the Company to default risk arising from the potential that a client, or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, brokers and dealers or counterparties. The Company seeks to control the risks associated with its customer and brokers and dealers' margin activities by requiring customers and brokers and dealers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to clients related to unsettled transactions (i.e. failed to receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from the counterparty. In the case of aged securities failed to receive, the Company may purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its prime brokerage activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2017, the Company's significant concentration of credit risk was with the U.S. Government and its agencies. The Company's indirect exposure primarily results from maintaining U.S. Government and agencies securities as collateral for resale agreements to meet margin requirements at clearing organizations, satisfy SEC Rule 15c3-3 reserve requirements, facilitate delivery of clients' short sales, and meet liquidity requirements.

The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral as of December 31, 2017 totaled $10.2 billion, which was substantially received from affiliated companies.

4. Securities Financing Transactions

The Company primarily enters into resale agreements, securities borrowed and securities loaned transactions, which are all transacted with affiliates, to meet the financing needs of its clients, satisfy margin requirements of clearing corporations, meet its regulatory reserve requirements under client protection rules, and for liquidity requirements.

Collateral Received and Pledged

The Company receives securities, including U.S. Government and agency securities, corporate debt, and equity securities as collateral in connection with resale agreements, securities borrowed transactions, and client margin loans. Under most agreements, the Company is permitted to sell or repledge the securities received (e.g., use these securities to secure repurchase agreements, enter into securities lending transactions or to deliver these securities to counterparties to cover client short positions).

At December 31, 2017, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $145.3 billion, of which $48.5 billion was received from affiliated companies. The fair value of these securities that had been sold or repledged was $134.8 billion, of which $103.0 billion have been sold or repledged to affiliated companies.

Offsetting of Securities Financing Agreements

All resale activities are transacted with affiliates and are under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held.

All securities borrowing and lending activities are transacted with affiliates and are under legally enforceable master securities lending agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. In certain instances, the Company offsets securities borrowing and lending transactions with the same counterparty on the Company's Balance Sheet where it has such legally enforceable master netting agreement and the transactions have the same maturity date.

The table below presents the securities financing agreements included on the Company's Balance Sheet at December 31, 2017. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements.

The column entitled "Financial Instruments" in the tables below includes securities collateral received or pledged under securities financing agreements where there is a legally enforceable master netting agreement. These amounts are not offset on the Balance Sheet but are shown as a reduction to the net balance sheet amount in the table to derive a

net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is not certain is not included.

(Dollars in thousands)

	Asset				
	Gross Assets	Netting Adjustment	Net Balance Sheet Amount	Financial Instruments (1)	Net Assets
Receivables under resale agreements	$ 9,811,244	$ -	$ 9,811,244	$ (9,811,244)	$ -
Receivables under securities borrowed transactions	38,850,000	(20,874,816)	17,975,184	(17,800,939)	174,245
Total	$ 48,661,244	$ (20,874,816)	$ 27,786,428	$ (27,612,183)	$ 174,245

	Liabilities				
	Gross Liabilities	Netting Adjustment	Net Balance Sheet Amount	Financial Instruments (1)	Net Liabilities
Payables under securities loaned transactions	$ 54,863,475	$ (20,874,816)	$ 33,988,659	$ (33,720,475)	$ 268,184
Total	$ 54,863,475	$ (20,874,816)	$ 33,988,659	$ (33,720,475)	$ 268,184

(1) These amounts are limited to the securities financing asset/liability balance and, accordingly, do not include excess collateral received/pledged.

Securities Loaned Transactions Accounted for as Secured Borrowings

All of the Company's securities loaned transactions are contractually overnight or continuous (i.e., no stated term) and transacted with affiliates. Certain agreements contain a right to substitute collateral and/or terminate the agreement prior to maturity at the option of the Company or the counterparty. The table below presents securities loaned transactions by class of collateral pledged.

(Dollars in thousands)

Class of Collateral Pledged	December 31, 2017
U.S. government and agencies	$ 1,219
Corporate securities and other	661,877
Equities	54,200,379
Total	$ 54,863,475

For securities loaned transactions, the Company receives collateral in the form of cash. The collateral is generally valued daily based on the market value of the securities loaned and the Company may receive or return collateral pledged, when appropriate.

5. Subordinated Borrowings

At December 31, 2017, the Company had a committed revolving subordinated line of credit with NB Holdings of $3.0 billion with a maturity date of March 6, 2019, of which $1.5 billion was outstanding. This facility, which has been approved for regulatory capital purposes, bears interest at a variable rate based on three month LIBOR plus a market-based spread. The Company's revolving subordinated line of credit agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken 390 days prior to the maturity date.

6. Stockholders' Equity

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. The common stock of the Company is entirely held by MLPF&S. The preferred shareholders are certain clients of the Company. During the period ended December 31, 2017, no additional shares of preferred and common stock were issued. The preferred shareholders redeemed 270 shares of preferred stock from the Company during 2017. At December 31, 2017, there were 1,115 preferred and 2,000 common shares issued and outstanding.

7. Commitments, Contingencies and Guarantees

Litigation

In the ordinary course of business, the Company is occasionally a defendant in or party to pending and threatened legal actions and proceedings. In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

Commitments

The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2018. Future minimum rental commitments with initial or remaining terms expiring within one year are $0.1 million. This amount does not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

The Company obtains letters of credit ("LOCs") from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral.

LOCs totaled $215.0 million at December 31, 2017. There were no funds drawn under the LOCs at December 31, 2017.

The Company has conditional commitments under which it would provide additional financing to certain counterparties. Such commitments aggregated $750.7 million as of December 31, 2017, and would expire within twelve months after certain specified conditions are met. As of December 31, 2017, none of the specified conditions were met that would require the Company to provide additional financing.

Guarantees
The Company issues various guarantees to counterparties and is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

The Company has a guarantee on behalf of a client to a foreign stock exchange for approximately $6.0 million. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized. The Company believes the potential for it to be required to make a payment under this arrangement is remote.

The Company is a member of various securities and derivative exchanges and clearinghouses. As a member, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member's default and under other loss scenarios. The Company's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Company's maximum potential exposure under these membership agreements is difficult to estimate; however, the potential for the Company to be required to make these payments is remote.

In connection with its prime brokerage and clearing businesses, the Company performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

8. Employee Benefit Plans

Bank of America provides pension and other postretirement benefits to its employees worldwide through sponsorship of defined contribution pension, defined benefit pension and other postretirement plans. The Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of these benefit plans.

Bank of America maintains certain qualified retirement and defined contribution plans covering the Company's full-time, salaried employees and certain part-time employees. The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-20-50, *Compensation – Retirement Benefits, Defined Benefit Plans-General* ("Defined Benefit Plan Accounting"). Postemployment benefits are accounted for in accordance with ASC 712, *Compensation-Nonretirement Postemployment Benefits*. Required disclosures are included in the December 31, 2017 Form 10-K of Bank of America.

Defined Contribution Pension Plans
The U.S. defined contribution plans sponsored by Bank of America include the Merrill Lynch 401(k) Savings & Investment Plan ("SIP") and the Bank of America 401(k) Plan. The SIP is closed to new participants with certain exceptions.

Defined Benefit Pension Plans
Certain of the Company's employees are covered by Bank of America's qualified pension plan.

Bank of America has an annuity contract that guarantees the payment of benefits vested under a terminated U.S. pension plan. Bank of America, under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution under this agreement for the period ended December 31, 2017. Contributions may be required in the future under this agreement.

Bank of America also maintains non-contributory, nonqualified pension plans which are unfunded and provide supplemental defined pension benefits (i.e., plans not subject to Title IV of ERISA) for certain eligible U.S. employees.

Postretirement Benefits Other Than Pensions
Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically.

Postemployment Benefits
Bank of America provides certain postemployment benefits for employees on extended leave due to injury, illness, or death and for terminated employees. Eligible employees

who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Severance benefits may be provided to eligible terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits subject to the terms of the severance pay plan.

9. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, *Compensation- Stock Compensation*, ("Stock Compensation Accounting") are included in the December 31, 2017 Form 10-K of Bank of America.

The Company participates in a number of equity compensation plans sponsored by Bank of America, with awards being granted predominantly from the Bank of America Corporation Key Employee Equity Plan ("KEEP"). Under the KEEP, Bank of America grants stock based awards, including restricted stock and restricted stock units ("RSUs") to eligible employees. The RSUs granted during year-end December 31, 2017 were authorized to settle predominately in shares of common stock of Bank of America. Awards granted in years prior to 2016 were predominantly cash settled. The Company also participates in other deferred compensation plans and award programs.

10. Income Taxes

The reconciliation of the beginning UTBs balance to the ending balance is presented in the table below.

(Dollars in thousands)

		2017
Beginning Balance	$	9,737
Decreases related to positions taken during prior years		(7,351)
Balance at December 31, 2017	$	2,386

As of December 31, 2017, the balance of the Company's UTBs which would, if recognized, affect the Company's effective tax rate was $2.0 million. Included in the UTB balance are some items, the recognition of which would not affect the effective tax rate, such as the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction.

The Company does not anticipate a material change in the UTB balance during the next 12 months.

The Company files income tax returns in numerous state and local jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in states and cities in which

the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2017.

Jurisdiction	Years Subject to Examination[(1)]	Status at December 31, 2017
U.S. federal	2012-2013	Appeals
U.S. federal	2014-2016	Field examination
California	2008-2011	Appeals
California	2012-2014	Field examination
New York	2015	Field examination

(1) All tax years subsequent to the above years remain open to examination.

At December 31, 2017, the Company's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $0.2 million.

Current and deferred income taxes are recorded as income tax payable due to affiliate, which are included on the Balance Sheet within *Interest and other payables*. Significant components of the Company's deferred tax assets as of December 31, 2017 are presented below.

(Dollars in thousands)		
Deferred tax assets		
Accrued Expenses	$	2,244
State tax deduction		283
Goodwill		239
Fixed Assets		152
Other		137
Gross deferred tax assets		3,055
Valuation allowance		-
Total deferred tax assets, net of valuation allowance		3,055
Net deferred tax asset	$	3,055

At December 31, 2017, the Company had a current income tax payable due to its affiliates of approximately $132.6 million as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America.

11. Subsequent Events

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the Balance Sheet date but before the date the Balance Sheet is available to be issued,

require accounting as of the Balance Sheet date, or disclosure in the Balance Sheet. The Company has evaluated subsequent events through the date of issuance.

In February 2018, the Company borrowed $900.0 million under its subordinated line of credit with NB Holdings.

In February 2018, the Company's uncommitted six month revolving senior unsecured line of credit with NB Holdings was increased from $5.0 billion to $8.0 billion.

In February 2018, the maturities of all of the Company's existing revolving senior unsecured lines of credit with NB Holdings and Bank of America were extended to February 1, 2019.

In February 2018, the maturity of the Company's revolving subordinated line of credit with NB Holdings was extended to March 6, 2020.

There were no other material subsequent events which affected the amounts or disclosures of the Balance Sheet through February 28, 2018, which is the issuance date of the Balance Sheet.

12. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, the Company is subject to the net capital requirements of SEC Rule 15c3-1 (the Uniform Net Capital Rule) and CFTC Regulation 1.17. The Company has elected to compute the minimum capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by SEC Rule 15c3-1. At December 31, 2017, the Company's regulatory net capital as defined by Rule 15c3-1 was $3.5 billion and exceeded the minimum requirement of $543.0 million by $2.9 billion.

The Company is also subject to the customer protection requirements of Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2017, the Company performed computations for both reserve requirements related to customer and proprietary accounts of brokers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.